111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 28, 2015

Alison White
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:   Elkhorn ETF Trust
File Nos.: 333-201473; 811-22926

Dear Ms. White:

 On behalf of Elkhorn ETF Trust (the “Registrant”), we are transmitting Amendment No. 1 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2015 for the purpose of registering shares of the Elkhorn S&P 500 Capital Expenditures Portfolio (the “Fund”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”).  On February 7, 2015, the staff of the Commission provided a comment letter regarding the Registration Statement.  We reproduce such comments below (in bold) and address each accordingly.

General

1.
Please confirm to the staff in your response letter that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application filed in order to operate as an ETF.  Also, please advise whether you expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement, other than the one that was noticed and ordered in December.

Response:  We confirm that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application.  We do not expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

2.	Please update the Fund’s EDGAR series/class identifiers with its ticker symbol once you have obtained it.

Response: Pursuant to the staff’s request, we have updated the Fund’s EDGAR series/class identifiers in the pre-effective amendment to the Registration Statement with its ticker symbol (CAPX).

3.	Given that, as of February 7, 2015, the S&P 500 Capex Efficiency Index had not yet launched, please supplementally advise us as to the anticipated timing of the offering.

Response: We expect to offer shares of the Fund as soon as possible after the effective date of the Registration Statement.

4.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  We acknowledge that the staff of the Commission may have additional comments on the Registration Statement with respect to the pre-effective amendment to the Registration Statement and/or any further amendments, to the extent such amendments are required.

5.
If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: We do not anticipate omitting information from the Registration Statement in reliance on Rule 430A under the Securities Act.

6.
The prospectus states that “[t]he Fund will, under most circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities.”  The terms of the Fund’s exemptive order limit the Fund’s ability to make cash redemptions to a specific set of circumstances that are unlikely to affect this Fund on a normal basis.  Please explain how the quoted statement comports with your exemptive relief.

Response: In recognition that the Fund’s cash redemptions may be made only in limited circumstances, we have removed the above-referenced sentence from the Registration Statement.

Cover Page

7.	Please clarify your statement that “Market prices may differ to some degree from the net asset value of shares.”

Response:  Pursuant to the staff’s request, we have restated the above-referenced sentence in the Registration Statement as follows: “Shares of the Fund trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value.”

Annual Fund Operating Expenses

8.
The first footnote contains information that is neither permitted nor required by Form N-1A.  Accordingly, please delete the footnote and relocate the information to a more appropriate section in the prospectus, i.e. not in the summary section.

Response: Pursuant to the staff’s request, we deleted the footnote. The Registration Statement includes a more detailed discussion of the Fund’s 12b-1 plan in the “Distribution Plan” section.

Principal Investment Strategies

9.	Please explain, if true, how investments in companies with low capital expenditures are expected to out-perform investments in other S&P 500 stocks.

Response:  Historically, companies with a lower capital expenditures/sales ratio, on average, have experienced greater market appreciation when compared to companies with a higher capital expenditures/sales ratio.  As a result, the Sponsor believes that the Index has the potential to, over time, out-perform the S&P 500 Index.

10.
Please include a more detailed description of the S&P 500 Capex Efficiency Index.  In addition, please provide the staff of the Commission with a courtesy copy of the index methodology, if applicable, pursuant to Rule 418 under the Securities Act.

Response:  Pursuant to the staff’s request, we have expanded the discussion of the index methodology in the Summary Prospectus part of the Registration Statement as follows: “To qualify for membership in the Index, a stock must satisfy the following criteria: (1) be a member of the S&P 500; and (2) must report capital expenditures in the last four fiscal years.  The Index is fully rebalanced four times a year, effective after the close of the third business day in January, April, July and October.  The rebalancing reference date for the data used in the review is the last business date of the prior December, March, June and September, respectively.  For more information on the Index, please refer to the Index Provider section later in this prospectus.  For information on stock eligibility criteria and index management rules of the S&P 500, please refer the S&P U.S. Indices Index Methodologies at www.spdji.com.”

The Index methodology for the Fund is reflected, in its entirety, in the “Index Provider” section of the Prospectus.

11.	For clarity, please explain the term “capital expenditure.”

Response:  Pursuant to the staff’s request, we have expanded the discussion of the term “capital expenditure” in the Registration Statement by including the following: “Capital expenditures are generally considered to be expenditures made with respect to the purchase or improvement of fixed assets with the benefits of such expenditures occurring over a time horizon of greater than one year.  With respect to construction of the Index, capital expenditures are defined and reported by each respective Index-eligible company in its cash flow statement as contained in the financial statements filed with the Securities and Exchange Commission.”

12.	Please supplementally explain your basis for the following statement: “Capital expenditures are one of the ways in which management can provide return of capital to investors.”

Response:  Pursuant to the staff’s request, we have expanded upon the quoted sentence in the Registration Statement by including the following sentence:  “Capital expenditures, which represent a company’s re-investment of revenues back in to the company, may be viewed as indirect return of capital to investors because such activity may increase the overall value of the enterprise.”

13.
Please explain in plain English what it means to compute “capital expenditures scaled by sales” and the significance of the figure.  This comment applies to the disclosure on page 22 under Constituent Selection, as well.

Response:  Pursuant to the staff’s request, we have expanded upon the quoted concept in the Registration Statement as follows: “Capital expenditures scaled by sales refers to the ratio of capital expenditures to sales.  The Adviser believes that this ratio allows for a more accurate comparison of constituent companies than a comparison of their aggregate capital expenditures alone.  For example, larger companies may have greater aggregate capital expenditures as compared to smaller companies; however, the amounts of such expenditures, alone, are not necessarily indicative of effectiveness with respect to sales revenue generation.”

14.
The index is made up of 100 securities of the S&P 500 with the lowest capital expenditure ratio of current year to three-year average.  The index appears to have a second requirement that each company must have its most recent fiscal year capital expenditures, scaled by sales, lower than the historical three-year average.

Please explain what happens if fewer than 100 companies in the S&P 500 Index meet this second criterion.

Response:  In testing performance by the Index provider, the eligible universe of Index companies has never fallen below 100 (This scenario would require more than 400 companies within the S&P 500 Index to fail to disclose capital expenditures/sales figures).  If the eligible universe of the Index, in a future period, were to go below 100, the Index provider will evaluate the methodology and make adjustments to the number of constituents in the Index accordingly.

Principal Risks of Investing in the Fund

15.
For clarity, please revise your principal risks to clearly identify and explain each of the principal risks affecting the Fund.  In this regard, many of the risks that you have included here and in the “Additional Risks of Investing in the Fund” section do not seem to be principal risks of investing in the Fund.  At the same time, many of the key risks of investing in ETFs (such as premium/discount and market trading risk) have been omitted.  Please revise accordingly.  In addition, the first and fourth risk factors appear to identify the same risk; please consider consolidating these paragraphs.

Response:  Pursuant to the staff’s request, we have removed the risks that do not appear to be applicable as principal risks.  Further, we moved the discussion of premium/discount and market trading risk from the “Additional Risks of Investing in the Fund” section to the “Principal Risks of Investing in the Fund” section.

16.
Please disclose here, as you do on page 10, that the Fund is non-diversified.  Also describe the effect of non-diversification and summarize the risks of investing in a non-diversified fund.  See Item 4(b)(1)(iv) of Form N-1A.

Response: Pursuant to your request, we have included risk factors relating to an investment in a non-diversified fund.

Illiquid Securities

17.	Please revise this section so that the 15% limit on illiquid investments applies not only at the time of investment.

Response:  Pursuant to the staff’s request, we revised this section of the Registration Statement to delete the reference to “at time of investment” in connection with the 15% limitation on illiquid investments.

Tax-Advantaged Structure of ETFs

18.
While in some sections of the prospectus you tout the tax advantaged structure of ETFs due to redemptions in-kind, in others you disclose that the Fund will under most circumstances effect a portion of creations and redemptions in cash.  Please reconcile such statements throughout, consistent with any changes made in response to comment 6 above.

Response:  As noted in our response to comment 6 above, we removed the earlier reference to the Fund effecting creations and redemptions for cash “under most circumstances,” in recognition that the Fund will only do so only under limited circumstances.

Premium/Discount Information

19.	Please expand the discussion to explain what premium and discount are and how they develop.

Response:  Pursuant to the staff’s request, we expanded this section of the Registration Statement to include a discussion of premium and discount concepts applicable to the Fund, as follows: “The market prices of the Shares generally will fluctuate in accordance with changes in NAV, as well as the relative supply of and demand for Shares on NASDAQ.  The Adviser cannot predict whether the Shares will trade below, at or above their NAV.  The approximate value of the Shares, which is an amount representing on a per share basis the sum of the current market price of the securities (and an estimated cash component) accepted by the Fund in exchange for Shares of the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.  This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day.  The Fund is not involved with, or responsible for, the calculation or dissemination of the approximate value, and the Fund does not make any warranty as to its accuracy.”

Part C

20.	If you intend to provide information responsive to Item 30 (Indemnification), please include the undertaking required by Rule 484 of Regulation C under the Securities Act.

Response: Pursuant to the staff’s request, we revised this section of the Registration Statement to be responsive to Rule 484 of Regulation C under the Securities Act.

21.	It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “not applicable.” Please advise or revise.

Response:  The Undertaking required by Item 35 of Form N-1A is not applicable to the Fund because the Fund is not raising its initial capital under Section 14(a)(3) of the 1940 Act.  The Fund has a net worth of at least $100,000 and therefore relies on Section 14(a)(1) of the 1940 Act.

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If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3484 or Walter L. Draney at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren

Enclosures